Exhibit 99.2

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999

VOTE ON INTERNET-

www.proxyvote.com or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717

VOTE IN PERSON

If you would like to attend the Extraordinary General Meeting to be held at 3:00 a.m., Eastern Time (3:00 p.m. China standard time), on Tuesday, May 30, Advanced Business Park, 9th Fl, Bldg C2, 29 Lanwan Lane, Hightech District, Zhuhai, Guangdong 519080, China.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting Proxy Card - Powerbridge Technologies Co., Ltd.

▼	DETACH PROXY CARD HERE TO VOTE BY MAIL	▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL THE FOLLOWING PROPOSALS,

(1)	THAT with immediate effect upon passing, every thirty (30) issued and unissued ordinary of the Company of US$0.00166667 each (the “Existing Shares”) be consolidated into one (1) share of US$0.050 each (each a “Consolidated Share”), such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”) so that following the Share Consolidation the authorized share capital of the Company will be changed from US$16,666,700 divided into 10,000,000,000 shares of par value of US$0.00166667 each to US$16,666,700 divided into 333,333,333 shares of par value of US$0.050 each.

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(2)	That all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will be disregarded and will not be issued to the shareholders of the Company but all such fractional shares shall be redeemed in cash for the fair value of such fractional share, such fair value being the closing price of the ordinary shares on a post-consolidation basis on the applicable trading market on the first trading date of the ordinary shares following the Share Consolidation (the “Fractional Shares Redemption”).

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(3)	THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased from US$16,666,700 divided into 333,333,333 shares of a nominal or par value of US$0.050 each, to US$50,000,000 divided into 1,000,000,000 shares of a nominal or par value of US$0.050 each (the “Share Capital Increase”).

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

Date	Signature	Signature, if held jointly

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN *	AC:ACCT9999	90.00

Powerbridge Technologies Co., Ltd.

Extraordinary General Meeting of Members

May 30, 2023

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE

EXTRAORDINARY MEETING OF MEMBERS TO BE HELD ON MAY 30, 2023

This Notice and Proxy Statement are available on our Company’s website at www.powerbridge.com.

POWERBRIDGE TECHNOLOGIES CO., LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Stewart Lor, with full power of substitution, as proxy to represent and vote all ordinary shares of Powerbridge Technologies Co., Ltd. (the “Company”) which the undersigned will be entitled to vote if personally present at the Extraordinary General Meeting of Members (or any adjournment thereof) of the Company to be held on May 30, 2023, at 3:00 a.m., Eastern Time (3:00 p.m. China standard time), upon matters set forth in the Proxy Statement, a copy of which has been received by the undersigned. Each ordinary share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH SPECIFICATIONS MADE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED ON THE REVERSE SIDE AND IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)